Filed by Rite Aid Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Exchange Act of 1934

Subject Company: Rite Aid Corporation

Commission File No.: 001-05742

The following slides are included as an updated annex to presentations that EnvisionRxOptions, Rite Aid Corporation’s subsidiary, intends to make from time to time to EnvisionRxOptions’ clients, brokers and business partners beginning on March 9, 2018.

1 The Albertsons–Rite Aid Partnership March 9, 2018

Note: Store Count as of Q3’17 ended 12/02/17. Source: Nielsen Food Channel analysis calendar Q3’17. Excludes mass retail. Eastern #1 #1 #1 #2 #1 #1 #1 #1 #2 #1 #3 #2 #2 #2 # Regional Rank in Local Presence in the Grocery Business Seattle Portland Nor Cal So Cal Southwest Southern Denver Intermountain #1 Albertsons has a national footprint and strong local presence in the grocery business Banner # of Stores Primary States 908 CA, WA, AZ, CO, OR, MD, VA, HI, DC, AK, MT 419 CA, TX, WA, AZ, ID, NV, MT, NM, OR, CO, LA, WY 208 CA, NV 187 IL 131 MA, ME, VT, NH, RI Banner # of Stores Primary States 176 NJ, PA, DE, NY 63 TX 44 TX 62 TX, NM 27 CA Banner # of Stores Primary States 23 MA 16 TX 15 WA 12 AK 11 TX,NM Banner # of Stores Primary States 5 CA 4 AK 4 TX 4 CA 4 CA, UT community markets 3

4 Our larger health and wellness company includes many well known brands in markets across the country Markets with ABS/RAD pharmacies as of 3/8/2018 ABS/RAD Combined Pharmacy Footprint

5 Our larger health and wellness company gives us financial strength to provide more options and better control the pharmacy experience. ABS/RAD Combined Pharmacy Footprint Markets with ABS/RAD pharmacies as of 3/8/2018 Combined company is expected to have: Pro forma $83B annual revenues 40M+ customers weekly 4,345 pharmacies 2,569 Rite Aid pharmacies 1,776 Albertsons pharmacies 320M+ prescriptions annually 300+ clinics Leading positions in 66% of the top MSAs (1) #1 or #2 positions in 70% of pharmacy locations in the West (2)